Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

1Q25 Earnings Results Transcription

May 14th, 2025

Operator: Good morning and welcome to JBS, SA and JBS USA 1Q25results conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. As a reminder, this conference is being recorded.

Any statements eventually made during this conference call in connection with the Company’s business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecasts based on the Company’s management expectation in relation to the future of JBS. Such expectations, I highly depend on market conditions, on Brazil’s overall economic performance, and on industry and international market behavior, and therefore, are subject to change.

Are present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

Now I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS. Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni:

Good morning, everyone. Thank you for joining us today for earnings call.

JBS begins 2025 with one of the strongest 1Q results in its history. And yet, another demonstration of the strategy of our diversified global platform. Net sales rose 8.5% in US dollar, and net profit jumped 50.5%, with an EBITDA margin of 7.8%. A remarkable performance in what is a typical softer quarter for the global protein industry. Quarter after quarter, our results continue to validate the strategy decisions we have made building the management of our platform.

We also advanced our goal for our dual listing of JBS shares in both Brazil and the United States, following the completion of our regulation with the US Security Exchange Commission. Once approved by our minority shareholders, this step will remark a new chapter in the company journey. We believe this mutual listing will enhance our international visibility, attract new investors and further strengthen our position as a global leader in food.

Our poultry and pork business in Brazil and the United States were the standout performance this quarter. Seara and Pilgrim’s delivered a record 1Q EBITDA margin of 19.8% and 14.8% respectively. I want to emphasize that Seara’s performance reflected a disciplined focus on operational excellence and position across domestic and international market, capturing value through product mix optimization and a strong focus on innovation.

With the launch of new category in Brazil, such as the Air Fryer Ready products line and the co-branded partnership with Netflix, the business continued to strengthen its portfolio of high value-added offerings.

Pilgrim’s results were driven by solid demand, disciplined portfolio management, and stable grain costs. JBS US Pork also delivered a strong performance, supported by higher sales volume and a favorable supply demand and dynamic, achieving an EBITDA margin of 12.4%. Our strategy of geography and protein diversification continues to yield positive results, even amid ongoing margin pressure for JBS Beef North America.

The beef business in Brazil and Australia are benefiting from the respective cattle cycles in both countries. At Friboi, the focus remained on operational excellence, expanding the value-added portfolio and increasing market access. In Australia, where the cycle is expected to remain favorable in the coming quarters, results reflect operational improvement in export growth despite being a quarter that typically sees higher cash consumption, the company leverage ratio stood at 1.99x EBITDA in US dollars, well below the 3.66x EBITDA reported at the same period last year, uncovering our financial strength. Net sales for the quarter reached 19.5 billion with adjusted EBITDA of US$1.5 billion US dollar.

We remain confident in our long-term strategy, operational excellence, growth through diversification, innovation, value-added products and strong brands. The strength of our global platform combined with a disciplined capital allocation, market diversification, and our capacity to innovate, support value creation for all of our stakeholders, including our team members, customers, investors, producers, partners, and consumers.

Finally, our 1Q results reaffirm our conviction that we are in the right path, delivering consistent growth, expanding margin, and preparing JBS for a new cycle of opportunities.

Thank you again for joining us today. I will pass turn to the call over to Guilherme, who will work throughout our financial results in more details. Guilherme, please go ahead.

Guilherme Cavalcanti:

Thank you, Tomazoni. Let’s now move onto the operational and financial highlights of the 1Q25, starting on slide 10, please. Net revenues for the 1Q was US$19.5 billion, adjusted EBITDA totaled of US$1.5 billion and represents a margin of 7.8% in the quarter. Net profit was US$500 million in the quarter. Excluding the non-recurring items, adjusted net income would be US$572 million.

Moving on to the next slide, in the 1Q25, operating cash flow recorded a negative result of US$285 million, while free cash flow was negative by US$970 million. The main variations that impacted cash flow in the annual comparison were: The increase in tax payments in the amount of US$206 million driven by solid results mainly from Seara, PPC, US Pork, and Australia; the increase in working capital impacted mainly by the growth in inventories due to the higher cost of capital in the US and Brazil; the increase in margin deposits for our hedge positions in the futures market driven by the rise in cattle prices in US; and the payment of antitrust related settlements in the amount of US$140 million.

Moving on to the slide 13, net debt in the 1Q ended at US$14.8 billion, a reduction of US$1.1 billion compared to the previous year. I would also like to highlight some advances we have made in liability management, which allowed us to reach an average term of approximately 12 years and an average cost of 5.4%.

In January 2025, we issued bonds totaling US$1.75 billion with strong demand for these securities. In March, we issued a CRA through Seara for approximately US$123 million. The first issuance with a 30-year term, the longest in the Brazilian capital market. As a subsequent event, in May, we repurchased US$850 million in senior notes due to 2030 and filed an issuance of a new CRA through Seara for a total amount between US$141 million and US$176 million. Leverage in dollars decreased in one year from 3.66x to 1.99x in the 1Q25. The decrease is due to the expansion of EBITDA and debt reduction.

Finally, I would like to highlight that in the general meeting, the shareholders approved the distribution of US$789 million in dividends, equivalent to $0.30 per share, which will be paid today. It is worth remembering that we still have $0.17 to be distributed in the event of approval of the dual listing.

I will now briefly go through the business units. Starting with Seara on slide 14, net revenue growth in the quarter was 3%, while profitability grew approximately 8 p.p., reaching 19.8% EBITDA margin, a record for the 1Q. This result is a consequence of a better commercial and operational execution, a strong global demand for poultry and pork, and expansion of the value-added portfolio.

Moving on to the slide 15, in the 1Q25, JBS Brazil recorded a net revenue 10% higher than in the 1Q24 as a result of strong international demand and higher price in the domestic market, which were intended to offset the sharp increase in cattle prices. Thus, the EBITDA margin reached 4.1%, a slight drop year over year.

Moving on to the slide 16, and now speaking in dollars and US-GAAP, JBS Beef North America net revenue in the 1Q25 grew 15% compared to the previous years as a result of a strong demand that drove cutout to record levels in the US. However, profitability continues to be pressured by the challenging cattle cycle which has also kept the price of live cattle at record levels.

On slide 17, we have JBS Australia. In the annual comparison, the 12% revenue growth is mainly due to the higher volume sold in beef exports. The EBITDA margin reached 10.4%, an increase of 1.3 p.p. in the annual comparison as a result of the greater availability of animals for slaughter and gains in the operational efficiencies.

Turning now to JBS USA Pork, net revenue for the quarter grew 5% year over year, reflecting high prices driven by strong demand. Pork consumption is also being helped by the average price of beef, which remains high. Once again, JBS USA Pork demonstrated consistency and solidity in its results for the quarter, thus delivering an EBITDA margin of 11.1%.

Pilgrim’s Pride, highlighted on slide 19, reported a 2% increase in net revenue in the quarter. In the 1Q25, Pilgrim’s delivered a solid performance, reflecting the consistent execution of its strategy and the resilience of its diversified portfolio across all regions where it operates. The company maintained robust margins driven by operational gains and the continued strengthening of strategic partnerships with key customers even in the face of a volatile scenario.

With that in mind, I would like to open up for the Q&A session.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, click the Raise Hand button at this time. If at any point your question is answered, you can remove yourself from the queue by clicking Lower Hand.

And our first question comes from Ben Theurer, with Barclays. Please, go ahead

Ben Theurer, Barclays: Yeah, good morning, Tomazoni and Gui. Thank you very much for opening up for questions here. Two questions for you. So number one, you talked a little bit about this on the call earlier today, but I guess a few things were lost in translation, literally. As it relates to these recommendations for the voting on the dual listing, which is upcoming in about 10 days, how do you feel about your ability to really talk to investors and how has the feedback been just from some of these investors that tend to vote along these proxies?

To get a little bit of a sense how you how you think about the outcome of the voting next week and what is under your control. That would be my first question, and I have a second one on your operations.

Guilherme Cavalcanti: Okay. So we don’t have access to votes, and [14:21 inaudible] votes comes closer to the General Assembly, so basically, we don’t know how many of those specific funds will follow the proxy of the agencies. What we’ve been continuing to be talking to shareholders, showing the importance for them to come to vote. A lot of funds generally never comes to General Assembly. So we are stressing this importance for the ones that we continue talking.

Ben Theurer: OK, thank you very much. Good luck with that. And then second, just on the beef business in the US, and you’ve flagged a couple of things in terms of like export headwinds because of lever, particularly in the 2Q what is upcoming in terms of just from a tariff perspective, but also at the same time, I mean, clearly, cattle price just continued to go up.

So as you look at the current environment, A, what are you seeing or what signs are you seeing in terms of just starting a rebuild and what the implications are for you guys here? And second, as it relates to these trade flows, how much of an impact should we think about this in 2Q, just from a margin perspective or dollar amount? Anything you can share with us as to the impact from these tariff implications on exports. Thank you.

Wesley Batista: Ben, good morning. A few things. So for sure, we’re seeing 2025 a much more difficult year than 2024 from a margin perspective. We are seeing some signs of herd rebuild, if you want to say that, because what we’re seeing is a much lower processing of female, of non-fed animals, about 14% versus the same time last year, which is already a year, you know, 2024 was already much lower than 2023.

So we continue to see that, and that is encouraging. It’s not as fast as we would like, and it’s not as intense as we would like, but still, they are positive signs for herd rebuild. So we still expect that 2026 would be a better year than 2025, but probably not 100%.

When it comes to tariffs and trade disruption, we think that this whole scenario of trade that we had right before this weekend, wood was costing us, from a margin perspective, about 1 to 1.5% p.p. in margins. And like I said in the previous call, a lot of that was coming from actually our byproducts. A lot of hides go to China and get processed there. So that is a very important market for hides.

So since that’s kind of gone away, we see that it’s probably just going to impact half of the quarter, so it wouldn’t be a full impact of the quarter. With that, also we’re seeing that 2025 will be a challenging year. Q2 will be very challenging compared to same time last year. The one thing, Ben, that we’re seeing more than ever and we’re very confident about is that, and we’re being able to see this in the current quarter that we’re presenting and we’re certainly going to be able to see that in the 2Q, is even though the US beef business continues to be challenging, we’re going to be able to continue to show relatively stable margin given diversification of the business.

So we’re seeing, as the US has these challenges, we’re seeing positives in other geographies and in other proteins. So we continue to be very confident. Actually, we think that this whole diversification advantage is going to be clearer than ever the advantage that that means for our business.

Ben Theurer: Okay. So Wesley, just to confirm, that’s 100 to 150 basis points in the 2Q basically for the 1H of tariffs. There was nothing in the 1Q, correct?

Wesley Batista: You are correct.

Ben Theurer: Okay. That’s it. Thank you very much. I’ll pass it on.

Operator: And our next question comes from Pryia Orygupta, Barclays. Please, go ahead

Pryia Orygupta, Barclays: Good morning and thank you for taking the question. I was wondering if I could just follow along with the last point that we were discussing around some of the impact to 2Q. I think, Guilherme, you had spoken previously about your expectation that EBITDA for this year would end up being close to flat year on year. Is that still something that seems achievable, just given what you’re seeing on the US beef business, tariffs and just overall sort of what’s happening in the 2Q?

And then I had just a couple of follow-ups, thanks.

Guilherme Cavalcanti: Hi, Priya. No, I never gave this kind of guidance or expectation. Last call, I just made a math calculation. So I gave what we call the break-even EBITDA, so what would be the EBITDA that makes my free cash flow go to zero, and this was around US$4.5 billion.

So I just said that in case we have the same EBITDA, that would be how much cash we would be generating given that. But it was not an expectation for the year. The only thing that I can say about it is that this 1Q, our last 12-month EBITDA is now US$7.4 billion. So, again, we have all the rest of the year to see how much it could be compared to the previous years. But again, it’s early to say.

Pryia Orygupta: Got it. Thank you. That’s helpful. And then two just quick follow-ups. First, how are you thinking about the potential for debt reduction over the rest of the year, as well as maybe taking out the rest of the 2030 notes?

And then you talked a little bit about what you’re seeing with US consumer behavior, but can you tell us a little bit about what you’re seeing on the retail side in terms of promotions, how that might be helping sort of demand for different proteins and what that would look like into the grilling season? Thank you.

Guilherme Cavalcanti: OK, so again, to call the rest of 2030 is a possibility in the case of our liability management, we are always extending the maturities. So we could be doing new issuance of 10 and 30s and take out, for example, it could be the 2030 or it could be also the shorter maturities, because it’s a constant exercise of extending the maturities to have this comfortable amortization schedule.

So for the year, in terms of debt reduction, we think of course we will generally generate cash on 2Q, 3Q and 4Q, but we are also paying dividends. We already paid, we announced the dividends that we are paying today, and we have also the dividends that we will be paying in the case of the dual listing being approved. So it will more or less depend on how much cash we generate compared to the dividends that we pay. But the important thing is that our leverage is currently at 2x, (1.99x), so we think that we’ll be able to finish the year on our long-term goal, which is being between 2 and 3x. So that’s what matters in terms of leverage.

We’ll be very, of course, confident that it will be this on a 2,5x running more or less, which is very comfortable. Also, given our cost of debt, which is 5.4%, and given that our comfortable amortization schedule and more liability management that maybe we may be doing throughout the year.

Wesley Batista: Priya, then on US consumer, we are seeing an overall strong demand for the three proteins. When it comes to beef – it’s a good way of seeing this –, yes, we have a lower processing of fed cattle, but we also have much higher weights. Weights are up more than 3% this year. So overall, it’s not like we have a lot less beef, we actually have a little bit more beef to sell when it comes to fed-beef, without the cows, without the non-fed animals.

And still with that, we’re having a 9% valuation of our cutout year over year on the 1Q. So this means to us very clearly that it’s demand-driven and demand is strong. And we see that across the three products. I’m giving this example of beef just an example.

Overall, we’re seeing a trend also of consumers moving from food service to retail. That’s no news. This is something we’ve been talking for a while. But I don’t see, Pryia, that this is necessarily because the retail is doing some sort of aggressive features and all of that. I mean, more than that, I don’t think it’s to do with something as specific as that. I think it’s just a trend that people are seeing cheaper value to get a good meal at home versus eating out, and that’s more to do with that than any specific future activities.

Pryia Orygupta: Great. Thank you so much.

Operator: And our next question comes from Ricardo Alves, Morgan Stanley. Please, go ahead

Ricardo Alves, Morgan Stanley: Hey everyone, thanks for the follow-up. A question for Guilherme. While the EBITDA generation of the quarter was above expectations, I’m getting a lot of questions on free cash flow, particularly on working capital. Do you think that we are able to go over at least the main lines, how they could evolve in the next couple of quarters? I mean, we discussed inventory in the previous call, so maybe if we can go over a couple of lines just to, to make sure that we can still work with a scenario of – I believe, correct me if I’m wrong – US$300 to US$150 million of consumption for the year. I think that that would be helpful.

And then a quick follow up to Wesley. Thanks for the comments, Wesley, on the 1 to 1.5 p.p. impact on the beef side. I think that that was a good clarification. But qualitatively speaking, is it only leather? Can you just go over more, you know, what the impacts are related to the tariffs? You know, where exactly have you been restricted to operating out of the US? We know the issues with exports to China, but is it more relevant to beef or is your pork operation in the US also significantly impacted in the 2Q?

And I guess, more importantly, how fast can your operation really react to that? We talked about half of the quarter being impacted, but is it really fast for us to recover to a normalized operation going forward? Thank you very much, everybody.

Guilherme Cavalcanti: OK, Ricardo. So as you listed on the previous call, working capital consumption was mainly due… because 1Q is a quarter where you recompose inventories and those inventories were recomposed on higher prices of raw material, mainly cattle and also grains. So going forward, it all depend on the market demands and whether we’ll be able to sell those inventories at prices that will generate a positive cash flow.

So it’s early to say, but basically, our inventory was rebuilt on higher prices and now depends on how much the market for our products will be commercializing throughout the year.

Wesley Batista: Ricardo, just on this whole trade with the tariffs and all of that in China, let’s just separate two different impacts: One of them was the high tariffs that China and the US put against each other. So that had one impact; and a separate impact was beef access to the US. Today, basically the US beef plants are not approved to export to China. Those are two different things that are separate.

One of them obviously got improved and this deal between the US and China to lower tariffs obviously has an immediate impact on the market, except for beef going to China, because that’s a plant approval thing that hasn’t changed.

So on the beef side, the larger part of the impact that I mentioned is hides, is a relevant part, probably the most relevant, because a lot of that went there and it was a larger share of the total export of hides was to China. So it was more difficult to maneuver to other markets.

Beef is not the same as hides in that. Beef, we have other markets that we can continue to export and have the appropriate destination to that product. So beef, part of that is the whole hide’s deal. Whenever we have the tariffs coming back to a lower level, it’s pretty immediate, the reaction capability that we have. On the beef side, on the meat side, that’s going to take longer, a longer time, we have to regain our approvals to China.

So that’s going to take a longer time. But like I said before, the largest part of the loss that I mentioned is hides.

And on the pork side, yeah, there was also a relatively similar loss on the pork side when it comes to the tariffs, about 1 to 1.5% p.p.. But it was all tariff, it wasn’t plant approval. And as the tariffs come back to a lower level, the reaction time, like you asked, is pretty quick. It’s not something that takes too long to regain access and continue to export.

Ricardo Alves: Super clear, Wesley. Thanks so much for the clarification and thanks, Guilherme, as well.

Operator: And our next question comes from Carlos Laboy, HSBC. Please, go ahead

Carlos Laboy, HSBC: There we go. Is that better?

Wesley Batista: Yeah, we can hear you. Good morning.

Carlos Laboy: Hi, good morning, Wesley. I was hoping you could review for us the different key areas of your US beef operation and whether you’re happy with the capabilities and the performance that you have in the key areas and if there’s any areas in particular that you’re looking for capability or performance improvement over the next year or two.

Wesley Batista: Carlos, actually, we’re very proud of the job that the team has done over the last two years. You know, we’ve significantly improved our operations, and the numbers tell right? When you compare our results from 24 to 23, I’ve mentioned that in a previous call, they are pretty much telling, because you look at market data and 2024 was a much tougher year than 2023 and our margin was pretty stable. It shows that we were able to capture a lot internally. And we see that actually improving into 2025.

So even though the market is pretty difficult and pretty challenging, we think our operation today is very, very competitive. There is things to continue to improve and we’re very focused on that, but the performance today we see as very, very competitive. Again, we’re always going to have more than we want to get and more than we want to improve in our business, but today we have a very, very competitive beef business in the US.

Carlos Laboy: Thank you.

Operator: And our next question comes from John Baumgartner, Mizuho. Please, go ahead

John Baumgartner, Mizuho: Can you hear me now?

Wesley Batista: Yeah, we can hear you. Good morning.

John Baumgartner: Sorry about that. Yeah, just, you know, first question for me, you know, on Seara, Q1 was the fourth consecutive quarter now with at least a high teens margin. And it seems as though more benefits are likely, you know, here from the premium product mix and the efficiencies. How should we think about the incremental cost efficiency to be realized from here? Is it possible to quantify that?

And then set against that, are there any notable growth investments that you still have to make at this point?

Gilberto Tomazoni: Hi John, thank you for the question. Seara is benefiting from the improvements we have done last year, and this improvement was in operational excellence, efficiency of our operations, was in mix management, was in pricing, and to increase our capacity to produce because we have made a lot of investments in the past and now the volumes are coming to the market.

And this combined, all of these things, we have now experienced this improvement of margin. I talk improvement of margin because if you compare the 1Q with the 4Q last year, we had increase in the cost of the grain, and even with that Seara was able to deliver the same results because of the benefit from these improvements.

And if you look ahead, we are seeing that next quarter will be higher cost of grain compared to the 1Q, but the 3Q we are seeing now in Brazil, because of a great crop, we see the reduction of the cost of the total grain but focused on corn. And I hope Seara can continue to deliver good margins. I don’t know exactly, we cannot estimate exactly what is the percentage of the margin, but we’ll be a very healthy margin.

John Baumgartner: Okay, thanks for that. And then, you know, to follow up, I’d like to ask about your diversification strategy and particularly the investment back in January into the eggs business in Brazil. That seems to be a nice opportunity in moving into a lower-price protein. And I’m curious how you think about growing this exposure to eggs over time. Is this something that you’re looking to grow more ambitiously relative to aquaculture or plant-based? Is it just more of a localized focus in South America? Or would you consider entering the egg category in the US through M&A as well? Thank you.

Gilberto Tomazoni: Aquaculture is a different market from eggs. Aquaculture has a lot of regulations, we cannot decide to put the market and start; it depends on the license to operate, it’s more we can grow, improve our volume where we are, for example, in Tasmania, but otherwise we need to go by acquisition.

And this is where we keep our priority to grow, in this segment. It’s one of the priorities. And eggs, we enter in Brazil, but eggs is a global protein, I think it’s more global than the other proteins. And we start in Brazil, but we have the ambitions to do with the eggs the same we have done with chicken, pork and beef; be one the global players, one of the leaders in the market.

John Baumgartner: Okay, thank you.

Operator: And our next question comes from Ben Theurer, Barclays. Please, go ahead

Ben Theurer: Yeah, thank you very much for squeezing in a follow-up. Just wondering, Australia, that was actually pretty strong again, and I know we had, I think it was the last two quarters, a couple of issues on the salmon side, but this quarter in particular felt really good. So I was wondering, maybe just because of all that diversification strategy, and you’ve explained already the impact on exports of hides from US to China, how that impacted, but I wanted to understand if you actually saw on the flip side some benefit in things like exports from Australia into China, offsetting some of that, maybe getting better pricing to ultimately drive those better margins, because the margin expansion was really good with over 100 basis points versus last year.

So we just want to understand what’s been driving that.

Gilberto Tomzoni: As we said before, we had in the last quarter, the 4Q last year, some challenge because of the climate, too much rain and the challenge to take the cattle to the processing plant. In the 1Q, we didn’t solve all of the problem, because in the south of Australia remained a challenge for that, but it was much better than the 4Q.

And the good things about Australia is the herds have increased a lot. We are not taking till now the whole benefit from them, I think this challenge we had with climate, we postponed the benefit for longer than we have expected to have. And we are so confident in terms of the Australia delivering results in the coming quarters.

And about diversification, I think just to mention, in pork, we are so excited with the pork business, we bought the pork business in Australia and we are now making investment, improvement on the quality of our operation in terms of investment in farms, and investment in increasing productivity, made a benchmark with the other operation we have in Brazil, in the US.

And we are so excited about that because Australia export grain and import pork meat. If you export grain because you are exposed to international price, means that we are able to produce inside of Australia. We believe that in the future, Australia could be an exporter and not net importer like today. Australia is one of the markets we could emphasize that could be one of the opportunities for growth of the company.

Ben Theurer: Okay, got it. And then one real quick for Gui. The 2 billion CAPEX number, that still holds for the year, US$2 billion?

Guilherme Cavalcanti: Yes, yes.

Ben Theurer: Good, that’s all.

Operator: And our next question comes from Carlos Laboy, HSBC. Please, go ahead

Carlos Laboy, HSBC: Yes, just a quick follow-up, please. Guilherme, can you please review for us again the key dates ahead through completion of a dual listing, assuming all goes well?

Guilherme Cavalcanti: So the tentative deadline that we published on the F4 is General Assembly on May 23rd, then last day of trading of JBS S/A June 6, first day of BDRs June 9, and NYSE on the 12th. So that’s the tentative time frame. Some things are not of control, but that’s what we put as a tentative on the F4.

Carlos Laboy: Thank you.

Operator: Ladies and gentlemen, there being no further questions, I would like to pass the floor to Mr. Gilberto Tomazoni for his closing statements. Please go ahead.

Gilberto Tomazoni: I want to thank you again for your participation in this conference call. And I want to thank all of our team members for the daily commitment to delivering the best result and being the best. And we are to extend my gratitude from them and say we are confident for the future of the company that we can keep improving, growing and creating more opportunity for all of our stakeholders, including our team members. Thank you.

Operator: This is the end of the conference call held by JBS. Thank you very much for your participation and have a nice day.